MINEBEA CO., LTD.

Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL: http://www.minebea.co.jp

IR Group, Corporate Communications / Investor Relations Office
Tel:(81)3-5434-8643 Fax:(81)3-5434-8603
E-mail: minebeair@minebea.co.jp

RECEIVED
2004 SEP 27 A 11:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 21, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Fin[redacted]
Mail Stop 3-7
Washington, D.C. 20549

04045090

SUPPL

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Press release dated on July 2, 2004
- Press release dated on July 16, 2004
- Outline of financial results for the first quarter of FY2005, ended June 30, 2004
- Annual report 2004.

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

Minebea

(Translation)

July 16, 2004

General Release

Minebea Co., Ltd.

< PRESS RELEASE>

Minebea Files Suit for a Declaratory Judgment in Washington D.C. Seeking to Invalidate NIDEC Corporation's U.S. Patent No. 5,667,309

This is a notice that on July 15, 2004 (U.S. time), Minebea Co., Ltd. (hereinafter "Minebea") and its subsidiary NMB Technologies Corporation (hereinafter "NMB Tech"), a U.S. corporation in charge of North American sales of Minebea Group products, including fluid dynamic bearing motors for hard disc drives (hereinafter "HDD motors"), filed suit in the United States District Court in Washington D.C. against NIDEC Corporation (hereinafter "NIDEC") and Sankyo Seiki Manufacturing Co., Ltd. (hereinafter "Sankyo") to seek a ruling and a declaratory judgment respectively, in connection with U.S. Patent No. 5,667,309 (hereinafter "'309 Patent"), owned by Sankyo and recently subsequently assigned to Nidec, that the HDD motors, one of the Minebea Group's products do not only infringes, but also that said '309 Patent is invalid.

In the past, Minebea has received threats from Sankyo and NIDEC purporting that HDD motors, one of the Minebea Group's products, infringe the '309 Patent. With noted law firms, etc. in both Japan and the U.S., Minebea and NMB Tech had studied the '309 Patent thoroughly. Minebea and NMB Tech are firmly convinced that there are multiple pieces of prior art for the '309 Patent and no findings of any novelty, progressively or non-obvious subject matter whatsoever, and that said patent is invalid. Although Minebea has received unilateral requests from NIDEC for exorbitant and unjustifiable royalties, Minebea have concluded there is absolutely no

need to pay massive royalties on an invalid patent. We have thus entered into a suit in an appropriate court to seek a ruling and/or a judgment to this effect.

With respect to the '309 Patent, moreover, we think that we, along with a few major customers of HDD motors who are hard disk drive manufacturers, will cooperate each other in order to stand together in the face of an unfounded allegation of infringement by NIDEC and Sankyo.

For inquiries, please contact:
Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications /Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel : 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail : mishikaw@minebea.co.jp/
URL : http://www.minebea.co.jp/

* * * * * *

Minebea

Press Release

July 2, 2004
Minebea Co., Ltd.

Minebea to Establish Plant for Printing European-Language PC Keyboards in Slovakia

NMB-Minebea UK Limited, a U.K. subsidiary of Minebea Co., Ltd. ("Minebea"), will set up a wholly-owned subsidiary, NMB Minebea Slovakia s.r.o., in Bratislava, the Slovak Republic to commence printing of Minebea's European-language PC keyboards.

- Company Name: NMB Minebea Slovakia s.r.o.
- Capital: Three-million-Euro-equivalent Slovakia crown
- Parent Company: NMB-Minebea UK Limited
- Managing Director: Daishiro Konomi (Managing Director of NMB-Minebea-GmbH)
- Principal Office: Bratislava, the Slovak Republic
- Date of Establishment: July 2004 (Planned)
- Start of Production : End of August in 2004 (Planned)
- Number of Employees: About 150
- Floor Area: About 5,000 m^2
- Principal Lines of Business: Printing of European-language PC keyboards
- Printing Capacity: 500,000 keyboards per month

Minebea is manufacturing all PC keyboard models in both Thailand and China (Shanghai). However, regarding Minebea's European-language PC keyboard models, key-top printing in twenty-nine different European languages is required for each model. Therefore, NMB-Minebea UK Limited is taking on this work at its Inchinnan plant in Scotland, the United Kingdom. However, considering the recent acceleration of moves into Eastern Europe by PC manufacturers, Minebea has decided to launch a new printing plant in Slovakia. The main purpose of this launch is to better serve our customers while trimming logistics costs.

NMB-Minebea UK Limited plans to close the Inchinnan plant at the end of September this year.

Minebea's PC Keyboard Production

- **Production Site:** Minebea Thai Ltd.'s Bang Pa-in Plant (Ayutthaya, Thailand)
  Shanghai Shun Ding Technologies Ltd. (Shanghai, China)
  NMB Minebea Slovakia s.r.o. (Bratislava, Slovakia)
- **Production Volume:** About 2.5 million units per month (Total volume of the two plants in Thailand and China. Printing only in Slovakia.)

For inquiries, please contact:

Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications/Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp/
URL: http://www.minebea.co.jp/

# # #

OUTLINE OF FINANCIAL RESULTS
FOR THE FIRST QUARTER OF FY2005, ENDED JUNE 30,2004

10 August, 2004

Registered Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)
Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative : Tsugio Yamamoto Representative Member of the Board , President and Chief Executive Officer
Contact: Takashi Yamaguchi Managing Executive Officer in charge of Finance and Accounting
Tel. (03) 5434-8611

1. Matters concerning preparation of quarterly performance summary
   (1) Concise accounting procedures adopted: None
   (2) Changes in accounting method: None
   (3) Accounting changes of scope of consolidation and application of equity method: Yes
      (a) Changes in consolidated subsidiaries
         Anew: 3 companies Exclusion: 1 company
      (b) Changes of the companies subject to equity method
         Anew: None Exclusion: None

2. Business performance (April 1,2004 through June 30,2004)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

	Net sales (millions of yen)	% Change	Operating income (millions of yen)	% Change	Ordinary income (millions of yen)	% Change
FY2005 1st Quarter	71,324	7.3	2,802	(34.2)	1,982	(39.6)
FY2004 1st Quarter	66,489	(8.1)	4,259	(29.4)	3,285	(27.4)
FY2004 Annual	268,574	(1.3)	18,104	(6.4)	13,800	2.8

	Net income (millions of yen)	% Change	Net income per share (yen)	Fully diluted net income per share(yen)
FY2005 1st Quarter	208	(50.5)	0.52	—
FY2004 1st Quarter	421	(77.9)	1.06	—
FY2004 Annual	6,019	—	15.08	14.51

(Notes) 1. Income or loss on investments for the first quarter in FY2005 on the equity method totaled 9 million yen and 6 million yen in the first quarter FY2004 and 3 million yen in FY2004.
2. Weighted average number of shares outstanding during the respective years (consolidation):
   399,082,456 shares at June 30,2004
   399,098,180 shares at June 30,2003
   399,090,062 shares at March 31,2004
3. The percentages of net sales, operating income, ordinary income and net income show changes from the same quarter of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets (millions of yen)	Shareholders' equity (millions of yen)	Shareholders' equity ratio (%)	Shareholder's equity per share (yen)
FY2005 1st Quarter	332,908	95,052	28.6	238.18
FY2004 1st Quarter	330,448	101,099	30.6	253.32
FY2004 Annual	314,915	93,866	29.8	235.21

(Notes) Number of shares outstanding at end of term (consolidation) :
   399,082,019 shares at June 30,2004
   399,096,667 shares at June 30,2003
   399,083,036 shares at March 31,2004

【Consolidated Cash Flows】

	Cash flows from operating activities (millions of yen)	Cash flows from investing activities (millions of yen)	Cash flows from financing activities (millions of yen)	Cash and cash equivalents at end of period (millions of yen)
FY2005 1st Quarter	5,838	(4,210)	(6,073)	22,109
FY2004 1st Quarter	6,326	(4,082)	(1,826)	14,723
FY2004 Annual	21,714	(14,932)	4,391	24,780

3. Prospect for this fiscal year (April 1,2004 through March 31, 2005)

	Net sales (millions of yen)	Ordinary income (millions of yen)	Net income (millions of yen)	Net income per share (yen)
Interim	144,400	6,300	3,000	7.52
Annual	300,000	15,500	9,000	22.55

(Note) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

(Reference)

1. Operating Performance and Financial Position

(1) Operating Performance

①. Overview of the first quarter (April 1,2004 through June 30,2004)

During the 1st quarter of the current consolidated fiscal year, the Japanese economy continued to recover steadily since the second half of the previous year, led by a cycle of growth where increasing export contributed to increased production and corporate earnings, which in turn promoted capital investment. Although personal spending temporarily weakened owing to soaring oil prices, the U.S. economy has reached a self-sustained expansionary stage, supported by fiscal policy measures such as easing of monetary supply and tax cut. The European economy recovered moderately with growing foreign demand against the backdrop of worldwide economic upturn. In Asia, the Chinese economy, though caused concern about overheated investment, maintained a remarkable growth trend. In Thailand and other countries in Southeast Asia, economies remained strong buoyed by recovery of world economy and outstanding growth of the Chinese economy.

In this business climate, we redoubled our efforts to expand sales, enhance productivity, further improve product quality and develop high value-added products in all our business segments including Minebea-Matsushita Motor Corporation, a joint venture company with Matsushita Electric Industrial Co., Ltd., (hereinafter "Joint Venture") that launched its operations in the period under review. As a result, net sales increased 4,834 million yen (7.3%) year on year to 71,324 million yen. Because of delay in achieving improvements in electronic devices and components business, operating income and ordinary income decreased 1,457 million yen (-34.2%) and 1,302 million (-39.6%) year on year to 2,802 million yen and 1,982 million yen, respectively. Net income fell 212 million yen (-50.5%) year on year to 208 million yen.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment.

Compared with the same period last year, ball bearing sales increased smoothly owing to our vigorous sales expansion efforts focused on makers of household electrical appliances, automobiles, and information & telecommunications equipment. Sales of rod-end bearings increased especially in the U.S., while sales of pivot assemblies were sluggish affected by inventory adjustment by HDD makers. As a result, net sales fell 350 million yen (-1.2%) year on year to 28,256 million yen, owing partly to appreciation of the yen. Thanks to cost reduction attained by improved productivity and other factors, operating income rose 174 million yen (3.5%) year on year to 5,082 million yen.

Electronic devices and components business

Our core products in this business segment include HDD spindle motors; information equipment motors such as fan motors, stepping motors, vibration motors, and DC brush motors; PC keyboards; speakers; back lights; and measuring instruments.

Sales of information equipment motors increased owing to effects of business integration by the launch of Joint Venture. Sales of back lights and measuring instruments grew considerably. Significantly affected by inventory adjustment by HDD makers, spindle motor sales were weak. As a consequence, net sales increased 5,184 million yen (13.7%) year on year to 43,067 million yen, whereas operating income stood at -2,279 million yen, which reflects a substantial increase in loss of 1,631 million yen year on year, owing mainly to delayed cost reduction as a result of a large decrease of HDD spindle motor production, increased costs accompanying the production shift of PC keyboards from Thailand to Shanghai, and extraordinary expenses incurred by integration of information equipment motor business.

(b) Performance by geographical segment is as follows:

Japan

Ball bearing sales increased smoothly. We have Joint Venture added to our operations. As result, net sales rose 2,311 million yen (14.1%) year on year to 18,741 million yen, and operating income also increased 478 million yen (112.7%) year on year to 902 million yen.

Asia excluding Japan

This region is an important manufacturing base for Japanese, European, and American manufacturers of personal computers and household electrical appliances.

Though affected by inventory adjustment in HDD-related markets, sales were firm owing to brisk demand from makers of the information & telecommunications equipment and household electrical appliances. In terms of income, on the other hand, we experienced weak sales of HDD spindle motors and a considerable erosion of income caused by extraordinary expenses attendant on motor business integration into Joint Venture and by increased costs accompanying the PC keyboard production shift. This put us in a difficult situation. As a result, net sales rose 3,231 million yen (10.6%) year on year to 33,587 million yen, while operating income considerably decreased by 2,386 million yen (-72.0%) year on year to 930 million yen.

North and South America

Despite escalation of production shift to Asia by customers in the information & telecommunications equipment industry, sales of PC keyboards and other electronic devices and components were strong. Demand for American-made ball bearings and for rod-end bearings from the aviation industry was brisk. This resulted in net sales of 12,170 million yen, up 323 million yen (2.7%) year on year and operating income of 890 million yen, up 672 million yen (308.3%) year on year.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as a moderate economic upturn was seen in this part of the world. On the other hand, sales of electronic devices and components such as PC keyboards were sluggish. Net sales and operating income stood at 6,826 million yen and 78 million yen, down 1,028 million yen (-13.1%) and 221 million yen (-73.9%) year on year, respectively.

②. Outlook for the current fiscal year

Supported by the U.S. economy that has reached a self-sustained expansionary stage, the world economy is accelerating recovery and is expected to maintain its steady growth trend notably in the U.S., China, and Japan.

(a) Outlook by business segment for the current fiscal year is as follows:

Machined components business

Demand for ball bearings – our mainstay product – from makers of household electrical appliances, automobiles, and information & telecommunications equipment is expected to remain brisk. We will maintain our vigorous sales expansion efforts. In addition to volume efficiency generated by sales expansion, we will strive to further reduce costs and enhance product quality for better business performance.

Also, rod-end bearings are showing results better than projected, especially in the U.S., and this trend is expected to continue in future. Demand for pivot assemblies, though weak in the first quarter due to inventory adjustment by HDD makers, is expected to recover as inventory adjustment is completed and sales will grow substantially.

Electronic devices and components business

We anticipate it will take us some time before we enjoy merging effects of Matsushita's advanced product development technologies with Minebea's ultra-precision machining and mass-production technologies in the information equipment motor business reorganized under Joint Venture.

In the spindle motor business, our important challenges are to enter the market for spindle motors for 2.5-inch HDDs as soon as possible and to start up mass-production of newly developed, highly competitive ROF-type and HMF-type fluid dynamic bearing units. We are putting forth our all-out efforts and expect our efforts will begin to bear fruit in the second half of the current business term. In the PC keyboard business, we are making progress toward mass-production start-up in Shanghai. A highly efficient production system that enables us to survive the intense price competition will be ready by the end of the current fiscal year. We also expect businesses of back lights and measuring instruments will remain extremely strong.

(b) Outlook by geographical segment for the current fiscal year is as follows:

Japan

Despite the escalating production shift by many of our customers to China and other Asian countries, we expect that given the brisk demand for ball bearings and the launch of Joint Venture, both net sales and operating income will be better in the current fiscal year than in the last.

Asia excluding Japan

Net sales are expected to remain strong in this region, primarily in markets for the information & telecommunications equipment and household electrical appliances. We will strive to improve operating income as quickly as possible by taking earning recovery measures in the information equipment motor, spindle motor and PC keyboard businesses.

North and South America

Brisk demand from the aviation industry for American-made ball bearings and rod-end bearings continues. In addition, PC keyboards, ball bearings and motors are expected to enjoy strong sales. Both net sales and operating income will remain strong.

Europe

Since the current economic recovery is just moderate and has not become full-scale yet, we estimate net sales and operating income will stay at the same level as those in the first quarter.

(2) Financial Position in the First Quarter of the Current Fiscal Year (April 1,2004 through June 30,2004)

The Minebea Group has been pursuing its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the first quarter of the current consolidated fiscal year totaled 22,109 million yen, up 7,386 million yen (50.2%) year on year.

Cash flows from various activities during the first quarter are as follows:
Income before taxes and minority interests totaled 1,937 million yen and depreciation and amortization amounted to 5,572 million yen, while inventories increased. As a result, net cash inflow from operating activities decreased 488 million yen (-7.7%) year on year to 5,838 million yen. Even though expenditure for purchase of tangible fixed assets decreased from the corresponding period last year to 4,988 million yen, net cash outflow from investing activities increased 128 million yen (3.1%) year on year to 4,210 million yen. Owing mainly to a decrease of short-term loans payable by 3,286 million yen, net cash outflow from financing activities increased 4,247 million yen year on year to 6,073 million yen.

As a result of business separation accompanying the integration of information equipment motor business with Matsushita Electric Industrial Co., Ltd., Minebea-Matsushita Motor Corporation – a consolidated subsidiary – took over assets and liabilities amounting to 16,542 million yen and 11,472 million yen, respectively, in the first quarter; and cash and cash equivalents increased 1,596 million yen.

2. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

	As of June 30,2004		As of June 30,2003		Increase or (decrease) (2004– 2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
ASSETS								
Current assets	151,302	45.5	137,822	41.7	13,479	9.8	138,953	44.1
Cash and cash equivalents	22,109		14,723		7,386		24,780	
Notes and accounts receivable	61,013		58,071		2,942		58,241	
Inventories	47,313		45,503		1,810		41,534	
Deferred tax assets	6,855		8,612		(1,757)		6,554	
Others	14,331		11,355		2,976		8,251	
Allowance for doubtful receivables	(321)		(444)		122		(408)	
Fixed assets	181,500	54.5	192,614	58.3	(11,114)	(5.8)	175,916	55.9
Tangible fixed assets	155,233		163,043		(7,809)		148,457	
Building and structure	94,452		97,523		(3,071)		92,881	
Machinery and transportation equipment	192,725		194,902		(2,177)		181,630	
Tools, furniture and fixtures	51,797		47,357		4,439		44,945	
Land	16,262		16,756		(494)		16,135	
Construction in progress	1,623		1,717		(93)		763	
Accumulated depreciation	(201,628)		(195,214)		(6,413)		(187,897)	
Intangible fixed assets	12,141		13,526		(1,385)		12,403	
Consolidation adjustments	11,218		12,584		(1,366)		11,423	
Others	922		941		(18)		980	
Investment and other assets	14,125		16,045		(1,920)		15,055	
Investment in securities	7,313		4,585		2,728		7,086	
Long-term loans receivable	94		169		(74)		46	
Deferred tax assets	4,959		8,799		(3,839)		6,167	
Others	1,900		2,599		(698)		1,897	
Allowance for doubtful receivables	(143)		(108)		(34)		(142)	
Deferred changes	105	0.0	11	0.0	94	808.4	45	0.0
Total assets	332,908	100.0	330,448	100.0	2,459	0.7	314,915	100.0

		June 2004	June 2003	March 2004
(Note)	Treasury stock	85,676 shares	71,028 shares	84,659 shares

	As of June 30,2004		As of June 30,2003		Increase or (decrease) (2004–2003)		As of March 31,2004	
	Millions of yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
LIABILITIES								
Current liabilities	179,578	53.9	140,029	42.4	39,548	28.2	167,626	53.2
Notes and accounts payable	27,587		25,028		2,559		22,777	
Short-term loans payable	75,448		67,306		8,142		72,195	
Commercial paper	4,000		3,000		1,000		4,000	
Current portion of long-term loans payable	6,428		787		5,641		6,367	
Current portion of bonds	10,000		10,000		–		10,000	
Current portion of convertible bonds	27,080		–		27,080		27,080	
Accrued income taxes	3,263		2,875		388		2,638	
Accrued bonuses	2,909		5,011		(2,102)		3,208	
Reserve for loss on liquidation of the business of switching power supplies, inductors and transformers, etc	–		3,092		(3,092)		–	
Reserve for environmental preservation expense	975		1,215		(239)		989	
Others	21,884		21,712		171		18,368	
Long-term liabilities	52,935	15.9	88,184	26.7	(35,248)	(40.0)	52,743	16.8
Bonds	28,000		28,000		–		28,000	
Convertible bonds	–		27,080		(27,080)		–	
Bond with warrant	4,000		4,000		–		4,000	
Long-term loans payable	19,861		27,168		(7,307)		19,842	
Allowance for retirement benefits	758		843		(84)		594	
Allowance for retirement benefits to executive officers	28		–		28		22	
Others	287		1,092		(804)		284	
Total liabilities	232,513	69.8	228,214	69.1	4,299	1.9	220,370	70.0
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	5,342	1.6	1,135	0.3	4,207	370.7	678	0.2
SHAREHOLDERS' EQUITY								
Common stock	68,258	20.5	68,258	20.7	–	–	68,258	21.7
Additional paid-in capital	94,756	28.5	94,756	28.7	0	0.0	94,756	30.1
Retained earnings	2,964	0.9	(48)	(0.0)	3,013	–	2,755	0.8
Difference on revaluation of other marketable securities	1,758	0.5	325	0.1	1,432	439.6	1,647	0.5
Foreign currency translation adjustments	(72,639)	(21.8)	(62,153)	(18.9)	(10,485)	16.9	(73,505)	(23.3)
Treasury stock	(47)	(0.0)	(39)	(0.0)	(8)	20.5	(46)	(0.0)
Total shareholders' equity	95,052	28.6	101,099	30.6	(6,047)	(6.0)	93,866	29.8
TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS' EQUITY	332,908	100.0	330,448	100.0	2,459	0.7	314,915	100.0

(2) Consolidated Statements of Income

	1st Quarter ended June 30,2004		1st Quarter ended June 30,2003		Increase or (decrease) (2004– 2003)		Year ended March 31,2004	
	Millions of Yen	% Comp.	Millions of yen	% Comp.	Millions of yen	%	Millions of yen	% Comp.
Net sales	71,324	100.0	66,489	100.0	4,834	7.3	268,574	100.0
Cost of sales	56,663	79.4	49,627	74.6	7,036	14.2	203,260	75.7
Gross profit	14,661	20.6	16,862	25.4	(2,201)	(13.1)	65,313	24.3
Selling, general and administrative expenses	11,858	16.7	12,602	19.0	(743)	(5.9)	47,208	17.6
Operating income	2,802	3.9	4,259	6.4	(1,457)	(34.2)	18,104	6.7
Other income	484	0.7	333	0.5	150	45.0	1,289	0.5
Interest income	30		33		(3)		111	
Dividends income	35		23		11		26	
Equity income of affiliates	9		6		2		3	
Others	408		269		139		1,147	
Other Expenses	1,303	1.8	1,308	2.0	(4)	(0.4)	5,594	2.1
Interest expenses	747		872		(125)		3,213	
Foreign currency exchange loss	204		91		113		771	
Others	351		344		7		1,609	
Ordinary income	1,982	2.8	3,285	4.9	(1,302)	(39.6)	13,800	5.1
Extraordinary income	228	0.3	23	0.0	204	867.4	1,732	0.6
Revised loss on liquidation of affiliates in the previous the fiscal year	–		–		–		325	
Gain on sales of fixed assets	199		23		176		83	
Gain on sales of investments securities	–		–		–		881	
Reversal of allowance for doubtful receivables	28		–		28		–	
Reversal of reserve for liquidation of the business of switching power supplies, inductors and transformers, etc.	–		–		–		441	
Extraordinary loss	273	0.4	1,131	1.6	(857)	(75.8)	2,573	0.9
Loss on sales of fixed assets	5		12		(6)		105	
Loss on disposal of fixed assets	115		142		(26)		642	
Loss for after-care of products	–		–		–		476	
Retirement benefits expense	152		152		0		610	
Special severance payment	–		400		(400)		307	
Retirement benefits to directors and corporate auditors	–		424		(424)		431	
Income before income taxes and minority interests	1,937	2.7	2,177	3.3	(240)	(11.0)	12,958	4.8
Income taxes								
Current (including enterprise tax)	1,571		1,272		299		4,411	
Adjustment of income taxes	500		493		6		2,798	
Total income taxes	2,071	2.9	1,765	2.7	306	17.4	7,210	2.7
Minority interests in earnings of consolidated subsidiaries	(342)	(0.5)	(9)	(0.0)	(333)	–	(271)	(0.1)
Net income	208	0.3	421	0.6	(212)	(50.5)	6,019	2.2

(3) Consolidated Statements of Retained Surplus

	1st Quarter ended June 30,2004	1st Quarter ended June 30,2003	Increase or (decrease) (2004– 2003)	Year ended March 31,2004
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
CAPITAL RETAINED EARNINGS				
Additional paid-in capital at beginning of period..................................	94,756	94,756	–	94,756
Gain on disposal of treasury stock...	0	–	0	–
Additional paid-in capital at end of period....................................	94,756	94,756	0	94,756
RETAINED EARNINGS				
Retained earnings at beginning of period......................................	2,755	(454)	3,209	(454)
Increase of retained earnings..............	208	421	(212)	6,019
Net income.................................	208	421	(212)	6,019
Decrease of retained earnings............	–	16	(16)	2,809
Decrease of retained earnings for decrease of consolidated subsidiaries.	–	16	(16)	16
Cash dividends................................	–	–	–	2,793
Loss on disposal of treasury stock..	–	–	–	0
Retained earnings at end of period......	2,964	(48)	3,013	2,755

(4) Consolidated Statements of Cash Flows

(Amount: millions of yen)

	1st Quarter ended June 30,2004	1st Quarter ended June 30,2003	Increase or (decrease) 2004-2003	Year ended March 31,2004
1.Cash Flows from Operating Activities:				
Income before income taxes and minority interests	1,937	2,177	(240)	12,958
Depreciation and amortization	5,572	5,476	95	21,705
Amortization of consolidation adjustments	270	258	11	1,023
Equity income of affiliates	(9)	(6)	(2)	(3)
Interest and dividend income	(66)	(57)	(8)	(138)
Interest expense	747	872	(125)	3,213
(Income) loss on sales of fixed assets	(193)	(11)	(182)	22
Loss on disposal of fixed assets	115	142	(26)	642
Increase (decrease) in reserve for losses on after-care of products	(33)	(176)	143	227
Gain on sales of investments securities	—	—	—	(881)
(Increase) decrease in notes and accounts receivable	212	(3,572)	3,784	(7,734)
Increase in inventories	(2,543)	(1,819)	(724)	(1,883)
Increase (decrease) in notes and accounts payable	3,441	815	2,625	(386)
Decrease of allowance for doubtful receivables	(95)	(405)	309	(365)
Increase (decrease) in accrued bonuses	(309)	1,641	(1,951)	(30)
Decrease in reserve for losses on liquidation of the business of switching power supplies, inductors and transformers etc.	—	(51)	51	(3,144)
Decrease of reserve for environmental preservation expenses	(13)	—	(13)	(139)
Increase in retirement allowance	130	607	(477)	559
Increase of allowance for retirement benefits to executive officers	5	—	5	22
Other	(2,215)	2,134	(4,350)	3,078
Sub-total	6,952	8,026	(1,074)	28,745
Interest and dividends received	29	20	8	176
Interest paid	(535)	(629)	93	(3,197)
Income tax paid	(608)	(1,091)	483	(4,009)
Net cash provided by operating activities	5,838	6,326	(488)	21,714
2.Cash Flows from Investing Activities:				
Purchase of tangible fixed assets	(4,988)	(5,074)	86	(18,825)
Proceeds from sales of tangible fixed assets	873	846	27	2,372
Purchase of investment in securities	(37)	(0)	(37)	(1,999)
Proceeds from sales of investment in securities	—	—	—	2,544
Proceeds from sales of share in subsidiaries	—	—	—	385
Long term loans receivables	(63)	(7)	(56)	(156)
Recovery of long term loans receivables	20	27	(7)	218
Other	(15)	124	(140)	529
Net cash used in investing activities	(4,210)	(4,082)	(128)	(14,932)
3.Cash Flows from Financing Activities:				
Increase (decrease) in short-term loans payable	(3,286)	(308)	(2,977)	6,248
Increase in the amount in commercial paper	—	—	—	1,000
Long term loans payable	—	1,000	(1,000)	1,633
Repayment of long term loans payable	—	(596)	596	(2,513)
Earnings from issuance of bonds	—	—	—	10,000
Loss on redemption of bonds	—	—	—	(10,000)
Purchase of treasury stock	(0)	(1)	1	(9)
Cash dividends paid	(2,793)	(2,793)	0	(2,793)
Cash dividends paid to minority shareholders	—	(27)	27	(27)
Paid-in capital from minority shareholders	—	901	(901)	905
Other	6	—	6	(52)
Net cash used in financing activities	(6,073)	(1,826)	(4,247)	4,391
4.Effect of Exchange Rate Changes on Cash and Cash Equivalents	179	128	51	(570)
5.Net Increase (decrease) in Cash and Cash Equivalents	(4,266)	546	(4,812)	10,603
6.Cash and Cash Equivalents at Beginning of Period	24,780	14,177	10,603	14,177
7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture	1,596	—	1,596	—
8.Cash and Cash Equivalents at End of Period	22,109	14,723	7,386	24,780

3. Segment Information

(1) Business segments

(Amount: millions of yen)

	FY2005 1st Quarter (April 1, 2004 through June 30, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	28,256	43,067	71,324	–	71,324
(2) Sales to other segment	566	(0)	566	(566)	–
Total	28,823	43,067	71,890	(566)	71,324
Operating expense	23,740	45,347	69,088	(566)	68,522
Operating income	5,082	(2,279)	2,802	–	2,802
2. Assets, depreciation and capital expenditure					
Assets	189,668	220,520	410,188	(77,279)	332,908
Depreciation	2,605	2,966	5,572	–	5,572
Capital expenditure	1,629	10,713	12,343	–	12,343

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 1st Quarter (April 1, 2003 through June 30, 2003)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	28,606	37,883	66,489	–	66,489
(2) Sales to other segment	563	2	565	(565)	–
Total	29,169	37,885	67,055	(565)	66,489
Operating expense	24,261	38,534	62,795	(565)	62,229
Operating income	4,908	(648)	4,259	–	4,259
2. Assets, depreciation and capital expenditure					
Assets	205,070	205,309	410,379	(79,930)	330,448
Depreciation	2,727	2,748	5,476	–	5,476
Capital expenditure	1,671	3,495	5,166	–	5,166

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business...........................Small motors, PC keyboards, Speakers, Transformers, Switching power supplies, Inductor, Hybrid ICs, Strain gauges, Load cells, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)				
	Machined components business	Electronic devices and components business	Sub-total	Elimination	Total
1. Total sales and operating income					
Total sales					
(1) Sales to customers	111,692	156,881	268,574	—	268,574
(2) Sales to other segment	2,191	15	2,206	(2,206)	—
Total	113,884	156,896	270,781	(2,206)	268,574
Operating expense	94,379	158,296	252,676	(2,206)	250,469
Operating income	19,505	(1,400)	18,104	—	18,104
2. Assets, depreciation and capital expenditure					
Assets	189,741	196,918	386,660	(71,744)	314,915
Depreciation	10,811	10,894	21,705	—	21,705
Capital expenditure	4,168	14,929	19,097	—	19,097

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ....Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business..........................Small motors, PC keyboards, Speakers, Transformers, Back lights, Switching power supplies, Inductor, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

	FY2005 1st Quarter (April 1, 2004 through June 30, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	18,741	33,587	12,170	6,826	71,324	–	71,324
(2) Sales to other segment	39,823	38,048	333	213	78,419	(78,419)	–
Total	58,564	71,636	12,503	7,039	149,743	(78,419)	71,324
Operating expense	57,662	70,705	11,612	6,960	146,941	(78,419)	68,522
Operating income	902	930	890	78	2,802	–	2,802
2. Assets	171,870	227,273	33,511	20,148	452,805	(119,896)	332,908

(Notes) Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Mexico
Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 1st Quarter (April 1, 2003 through June 30, 2003)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	16,430	30,356	11,847	7,854	66,489	–	66,489
(2) Sales to other segment	33,328	30,486	816	319	64,950	(64,950)	–
Total	49,759	60,843	12,664	8,173	131,440	(64,950)	66,489
Operating expense	49,334	57,526	12,445	7,874	127,180	(64,950)	62,229
Operating income	424	3,316	218	299	4,259	–	4,259
2. Assets	156,172	221,389	37,128	23,303	437,993	(107,544)	330,448

(Notes) Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Mexico
Europe..United Kingdom, Germany, France, Italy

(Amount: millions of yen)

	FY2004 (Annual) (April 1,2003 through March 31, 2004)						
	Japan	Asia (excluding Japan)	North and South America	Europe	Sub-total	Elimination	Total
1. Total sales and operating income							
Total sales							
(1) Sales to customers	68,760	121,071	48,726	30,015	268,574	—	268,574
(2) Sales to other segment	138,157	125,129	2,858	1,387	267,533	(267,533)	—
Total	206,917	246,201	51,584	31,403	536,107	(267,533)	268,574
Operating expense	202,034	235,437	49,500	31,029	518,002	(267,533)	250,469
Operating income	4,883	10,763	2,084	374	18,104	—	18,104
2. Assets	166,277	201,193	29,172	20,075	416,719	(101,803)	314,915

(Notes) Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Mexico
Europe..United Kingdom, Germany, France, Italy

(3) Overseas sales

(Amount: millions of yen)

	FY2005 1st Quarter (April 1, 2004 through June 30, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	33,759	10,974	7,212	51,946
2. Total sales				71,324
3. Overseas sales on total sales	47.3%	15.4%	10.1%	72.8%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 1st Quarter (April 1, 2003 through June 30, 2003)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	30,401	11,365	8,291	50,058
2. Total sales				66,489
3. Overseas sales on total sales	45.7%	17.1%	12.5%	75.3%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

	FY2004 (Annual) (April 1, 2003 through March 31, 2004)			
	Asia (excluding Japan)	North and South America	Europe	Total
1. Overseas sales	121,597	45,336	32,238	199,172
2. Total sales				268,574
3. Overseas sales on total sales	45.3%	16.9%	12.0%	74.2%

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)...............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe...United Kingdom, Germany, France, Italy, Netherlands, etc.

4. Marketable Securities

(1) Other marketable securities (Amount: millions of yen)

Classification	FY2005 (1st Quarter)			FY2004 (1st Quarter)			FY2004 (Annual)		
	Book value	Market price	Gain or (Loss)	Book value	Market Price	Gain or (Loss)	Book value	Market price	Gain or (Loss)
Other Marketable Securities with Market Value									
Stock	3,108	5,991	2,883	2,723	3,257	534	3,071	5,772	2,701
Total	3,108	5,991	2,883	2,723	3,257	534	3,071	5,772	2,701

(2) Main securities without market value (Amount: millions of yen)

Classification	FY2005 (1st Quarter)	FY2004 (1st Quarter)	FY2004 (Annual)
Other marketable securities	1,094	1,104	1,094
Total	1,094	1,104	1,094

(Note) Non-listed stock (except for stock at over the counter)

5. Amounts of Production, Orders Received, Sales

(1) Production (Amount: millions of yen)

Business segments	FY2005 (1st Quarter)	FY2004 (1st Quarter)	FY2004 (Annual)
Machined components business	27,999	30,574	114,794
Electronic devices and components business	43,683	39,611	154,422
Total	71,682	70,185	269,216

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

Business segments	FY2005 (1st Quarter)		FY2004 (1st Quarter)		FY2004 (Annual)	
	Orders received	Order backlog	Orders received	Order backlog	Orders received	Order backlog
Machined components business	30,478	36,896	29,685	34,304	113,141	34,674
Electronic devices and components business	49,374	28,757	43,735	27,921	157,262	22,450
Total	79,852	65,653	73,420	62,225	270,404	57,124

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

Business segments	FY2005 (1st Quarter)	FY2004 (1st Quarter)	FY2004 (Annual)
Machined components business	28,256	28,606	111,692
Electronic devices and components business	43,067	37,883	156,881
Total	71,324	66,489	268,574

(Note) Amounts are provided on the basis of their sales price and do not include consumption taxes.

August 10, 2004
Minebea Co., Ltd.

Supplementary Financial Data
for the First Quarter of Fiscal Year ending March 31, 2005

1. Consolidated Results of Operations

(Millions of yen)	Fiscal year ended Mar. 04 1Q	2Q	3Q	4Q	Full year	FY ending Mar. 05 1Q	%Change Q/Q*1	Y/Y*2
Net sales	66,489	67,252	68,728	66,105	268,574	71,324	+7.9%	+7.3%
Operating income	4,259	5,208	4,531	4,106	18,104	2,802	-31.8%	-34.2%
Ordinary income	3,285	4,273	3,707	2,535	13,800	1,982	-21.8%	-39.6%
Income before income taxes	2,177	4,122	3,590	3,069	12,958	1,937	-36.9%	-11.0%
Net income	421	2,305	1,622	1,671	6,019	208	-87.6%	-50.5%
Net income per share (yen)	1.06	5.77	4.07	4.18	15.08	0.52	-87.6%	-50.9%

*1 1Q % change Q/Q: 1Q in comparison with 4Q of the previous year.

*2 1Q % change Y/Y: 1Q in comparison with 1Q of the previous fiscal year.

2. Consolidated Sales and Operating Income by Division

(Millions of yen)	Fiscal year ended Mar. 04 1Q	2Q	3Q	4Q	Full year	FY ending Mar. 05 1Q	%Change Q/Q	Y/Y
Machined components	28,606	27,059	27,434	28,593	111,692	28,256	-1.2%	-1.2%
Bearing related products	23,959	23,169	23,324	24,152	94,604	24,247	+0.4%	+1.2%
Other machined components	4,646	3,892	4,109	4,442	17,089	4,009	-9.7%	-13.7%
Electronic devices and components	37,883	40,193	41,294	37,511	156,881	43,067	+14.8%	+13.7%
Rotary components	21,458	22,184	22,209	20,890	86,741	26,852	+28.5%	+25.1%
Other electronic devices	16,424	18,011	19,084	16,622	70,141	16,216	-2.4%	-1.3%
Total sales	66,489	67,252	68,728	66,105	268,574	71,324	+7.9%	+7.3%
Machined components	4,908	4,270	5,035	5,292	19,505	5,082	-4.0%	+3.5%
Electronic devices and components	-648	937	-503	-1,186	-1,400	-2,279	-	-
Total operating income	4,259	5,208	4,531	4,106	18,104	2,802	-31.8%	-34.2%

3. Capital Expenditure, Depreciation, Research and Development Costs

(Millions of yen)	Fiscal year ended Mar. 04 1Q	2Q	3Q	4Q	Full year	FY ending Mar. 05 1Q
Capital expenditure	5,074	4,810	3,322	5,619	18,825	*4,988
Depreciation (Including Intangible Fixed Assets)	5,476	5,577	5,352	5,300	21,705	5,572
Research and development costs	2,468	2,400	2,313	2,458	9,639	2,551

* Does not include 6,964 million yen in intangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

4. Exchange Rates

(Yen)		Fiscal year ended Mar. 04 1Q	2Q	3Q	4Q	Full year	FY ending Mar. 05 1Q
US$	PL	119.38	119.05	109.83	107.61	113.97	108.71
	BS	119.80	111.25	107.13	105.69	105.69	108.43
S'PORE$	PL	67.99	67.73	63.44	63.15	65.58	64.12
	BS	68.12	64.37	62.94	62.91	62.91	63.21
THAI BAHT	PL	2.81	2.85	2.75	2.73	2.79	2.71
	BS	2.84	2.78	2.71	2.67	2.67	2.65
RMB	PL	14.41	14.39	13.28	12.99	13.77	13.14
	BS	14.46	13.50	12.94	12.79	12.79	13.08